Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) hereby informs that on this date the Gerdau Group formalized a strategic alliance with the controllers of the Corporación Centroamericana del Acero S.A. holding company, which holds steelmaking assets in Guatemala and Honduras and distribution in El Salvador, Nicaragua and Belize.  As a result of this alliance, the Gerdau Group takes over a 30% share of the company’s social capital and has committed to invest sums in Central America of around U$ 180 million.

The steelmaking assets include a melt shop with an installed capacity of 500,000 metric tons of crude steel and rolling mills with an annual capacity of 690,000 metric tons for producing rebar, profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce meshes, galvanized, annealed, and barbed wires, nails and metal roofs.

This alliance is part of the Gerdau in the Americas growth strategy by ensuring its presence in a region that has been showing a major economic growth and increased steel consumption.

Rio de Janeiro, April 22, 2008

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations